Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). There were no preference securities outstanding for the following periods. Therefore, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Historical					Historical	Pro Forma
	Year Ended December 31,
Fixed Charges:	2004	2005	2006	2007	2008	Nine Months Ended September 30, 2009	2008	Nine Months Ended September 30, 2009
Interest on debt	$42,880	$70,601	$97,075	$98,302	$85,319	$99,447	$61,892	$81,694
Amortization of debt premium, discount and capitalized expenses	5,830	(990)	(3,143)	(3,693)	1,011	39,004	21,887	54,786
Interest element of rentals*	9,510	13,290	15,770	14,460	15,677	12,079	15,677	12,079

Total Fixed Charges	$58,220	$82,901	$109,702	$109,069	$102,007	$150,530	$99,456	$148,559

Earnings:
Net income (loss)	$184,327	$286,149	$274,651	$(640,362)	$(976,373)	$(741,555)	$(974,199)	$(740,015)
Add back:
Income tax provision (benefit)	113,336	183,022	178,213	(14,447)	(170,181)	(207,337)	(169,804)	(206,906)
Loss (income) on equity method investment	—	(521)	2,844	(1,633)	(2,288)	33,074	(2,288)	33,074
Fixed charges	58,220	82,901	109,702	109,069	102,007	150,530	99,456	148,559

Total Earnings	$355,883	$551,551	$565,410	$(547,373)	$(1,046,835)	$(765,288)	$(1,046,835)	$(765,288)

Ratio of Earnings to Fixed Charges	6.1x	6.7x	5.2x	(5.0x )	(10.3x )	(5.1x )	(10.5x )	(5.2x )

Additional net income required to achieve a l.0x ratio:	n/a	n/a	n/a	$656,442	$1,148,842	$915,818	$1,146,291	$913,847

*	We determined the interest component of rent expense to be 10%.